UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the Second Quarter 2015 Report of UBS AG, which appears immediately following this page.

UBS AG

Second  quarter 2015 report

UBS AG (consolidated) key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	30.6.14

Results
Operating income	7,784	8,860	6,745	7,147	16,644	14,405
Operating expenses	6,087	6,167	6,333	5,929	12,254	11,794
Operating profit/(loss) before tax	1,698	2,693	412	1,218	4,391	2,611
Net profit/(loss) attributable to UBS AG shareholders	1,178	2,023	893	792	3,201	1,846
Diluted earnings per share (CHF)	0.31	0.53	0.23	0.21	0.83	0.48

Key performance indicators[1]
Profitability
Return on tangible equity (%)	10.4	17.7	8.2	7.5	14.1	8.8
Return on assets, gross (%)	3.1	3.4	2.6	2.9	3.2	2.9
Cost/income ratio (%)	78.1	69.5	93.1	82.8	73.5	82.0
Growth
Net profit growth (%)	(41.8)	126.5	17.2	(24.9)	73.4	10.0
Net new money growth for combined wealth management businesses (%)[3]	1.5	3.8	1.7	1.9	2.6	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)[2]	15.6	14.6	14.2	13.5	15.6	13.5
Leverage ratio (phase-in, %)[4]	5.1	5.3	5.4	5.3	5.1	5.3

Additional information
Profitability
Return on equity (RoE) (%)	8.9	15.3	6.9	6.4	12.1	7.6
Return on risk-weighted assets, gross (%)[5]	14.5	16.1	12.3	12.5	15.3	12.5
Resources
Total assets	951,528	1,050,122	1,062,327	982,605	951,528	982,605
Equity attributable to UBS AG shareholders	51,685	53,815	52,108	49,532	51,685	49,532
Common equity tier 1 capital (fully applied)[2]	32,834	31,725	30,805	30,590	32,834	30,590
Common equity tier 1 capital (phase-in)[2]	39,169	41,808	44,090	41,858	39,169	41,858
Risk-weighted assets (fully applied)[2]	210,400	216,893	217,158	226,736	210,400	226,736
Risk-weighted assets (phase-in)[2]	212,173	219,376	221,150	229,908	212,173	229,908
Common equity tier 1 capital ratio (phase-in, %)[2]	18.5	19.1	19.9	18.2	18.5	18.2
Total capital ratio (fully applied, %)[2]	20.2	19.3	19.0	18.1	20.2	18.1
Total capital ratio (phase-in, %)[2]	23.8	24.5	25.6	23.9	23.8	23.9
Leverage ratio (fully applied, %)	4.5	4.3	4.1	4.2	4.5	4.2
Leverage ratio denominator (fully applied)[4]	946,457	978,709	999,124	980,552	946,457	980,552
Leverage ratio denominator (phase-in)[4]	950,953	983,822	1,006,001	986,577	950,953	986,577
Other
Invested assets (CHF billion)[6]	2,628	2,708	2,734	2,507	2,628	2,507
Personnel (full-time equivalents)	59,648	60,113	60,155	60,087	59,648	60,087
Market capitalization[7]	76,589	70,355	63,243	62,542	76,589	62,542
Total book value per share (CHF)[7]	13.40	14.03	13.56	13.20	13.40	13.20
Tangible book value per share (CHF)[7]	11.78	12.33	11.80	11.54	11.78	11.54

1  Refer to the “Measurement of performance” section of the Annual Report 2014 for the definitions of our key performance indicators.    2  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of the UBS Group second quarter 2015 report for more information.    3  Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.    4  In accordance with Swiss SRB rules. Refer to the “Capital management” section of the UBS Group second quarter 2015 report for more information.    5  Based on phase-in Basel III risk-weighted assets.    6  Includes invested assets for Retail & Corporate.    7  Refer to the “UBS shares” section of the UBS Group second quarter 2015 report for more information.

Corporate calendar UBS AG*
Publication of the third quarter 2015 report: Friday, 6 November 2015
* Publication dates of further quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors
Contacts

Switchboards

For all general inquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London, New York and Singapore.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company

Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related inquiries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online inquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com

Language: English

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

4	Introduction
5	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
8	Interim consolidated financial statements UBS AG (unaudited)
8	Income statement
9	Statement of comprehensive income
11	Balance sheet
12	Statement of changes in equity
14	Statement of cash flows
16	1	Basis of accounting
17	2	Segment reporting
19	3	Net interest and trading income
20	4	Net fee and commission income
20	5	Other income
21	6	Personnel expenses
21	7	General and administrative expenses
21	8	Income taxes
22	9	Earnings per share (EPS) and shares outstanding
23	10	Fair value measurement
37	11	Derivative instruments
38	12	Offsetting financial assets and financial liabilities
42	13	Other assets and liabilities
43	14	Financial liabilities designated at fair value
43	15	Debt issued held at amortized cost
44	16	Provisions and contingent liabilities
54	17	Guarantees, commitments and forward starting transactions
55	18	Changes in organization and disposals
56	19	Currency translation rates
57	Supplemental information (unaudited) for UBS AG (standalone)
58	Business transfer to UBS Switzerland AG
59	Financial information
62	Regulatory information

Introduction

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. Financial information for UBS AG (consolidated) does not differ materially from that for UBS Group AG (consolidated).

This quarterly report for UBS AG includes the interim consolidated financial statements of UBS AG for the quarter ended 30 June 2015 and certain supplemental information. For additional information regarding UBS Group and UBS AG, refer to the UBS Group second quarter 2015 report, which includes information on the UBS AG (consolidated) risk profile, capital ratios, leverage ratios and outstanding shares.

è	Refer to www.ubs.com/investors for the UBS Group second quarter 2015 report

Group holding company

During 2014, we established UBS Group AG as the holding company of the UBS Group and the parent company of UBS AG through an offer to acquire all the issued shares of UBS AG in exchange for shares of UBS Group AG on a one-for-one basis. As of 30 June

2015, UBS Group held 97.8% of total UBS AG shares issued and 98.1% of UBS AG shares registered in the commercial register.

The consolidated assets and liabilities of the UBS Group were not affected by the transaction. No cash offer was made for UBS AG shares and therefore no cash proceeds have resulted from the issuance of UBS Group AG shares in connection with the exchange offer.

As previously announced, UBS Group AG filed a request with the Commercial Court of the Canton of Zurich for a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure). The time allotted for UBS AG minority shareholders to intervene in the SESTA procedure closed on 14 July 2015 without any application for intervention being filed. We therefore expect the court to rule on the proceeding during the third quarter of 2015. Upon successful completion of the SESTA procedure, the shares of the remaining minority shareholders of UBS AG will be cancelled and the holders will receive UBS Group AG shares. UBS Group AG will then become the 100% owner of UBS AG. After the SESTA procedure is completed, we expect to pay a supplementary capital return of CHF 0.25 per share to shareholders of UBS Group AG.

è	Refer to the “Recent developments” section of the UBS Group second quarter 2015 report for more information on the changes to our legal structure

4

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) selected financial, capital and liquidity and funding information as of or for the period ended 30 June 2015. These differences relate to:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG are not subject to elimination in the UBS AG (consolidated) financial statements, but are eliminated in the UBS Group AG (consolidated) financial statements.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with a non-controlling interest (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.

–

Total equity of UBS Group AG (consolidated) includes non-controlling interests in UBS AG. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG relates to these non-controlling interests. Net profit attributable to minority shareholders of UBS AG is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–

Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–

Fully applied total capital of UBS AG (consolidated) is lower than for UBS Group AG (consolidated), reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes and the 2014 deferred contingent capital plan (DCCP) award held at the UBS Group AG level. The difference in tier 2 capital relates to 2012 and 2013 DCCP awards held at the UBS Group AG level.

5

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 30.6.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)
Income statement
Operating income	7,818	7,784	34	0
Operating expenses	6,059	6,087	(28)	0
Operating profit/(loss) before tax	1,759	1,698	61	4
Net profit/(loss)	1,316	1,255	61	5
of which: net profit/(loss) attributable to shareholders	1,209	1,178	31	3
of which: net profit/(loss) attributable to preferred noteholders	0	76	(76)	(100)
of which: net profit/(loss) attributable to non-controlling interests	106	1	105
Balance sheet
Total assets	950,168	951,528	(1,360)	0
Total liabilities	896,915	897,966	(1,051)	0
Total equity	53,253	53,562	(309)	(1)
of which: equity attributable to shareholders	50,211	51,685	(1,474)	(3)
of which: equity attributable to preferred noteholders	0	1,840	(1,840)	(100)
of which: equity attributable to non-controlling interests	3,042	38	3,004
Capital information (fully applied)
Common equity tier 1 capital	30,265	32,834	(2,569)	(8)
Additional tier 1 capital	3,777	0	3,777
Tier 2 capital	10,531	9,613	918	10
Total capital	44,573	42,447	2,126	5
Risk-weighted assets	209,777	210,400	(623)	0
Common equity tier 1 capital ratio (%)	14.4	15.6	(1.2)
Total capital ratio (%)	21.2	20.2	1.0
Leverage ratio denominator	944,422	946,457	(2,035)	0
Leverage ratio (%)	4.7	4.5	0.2
Share information
Shares issued (number of shares)	3,759,320,804	3,858,408,466	(99,087,662)	(3)
Shares outstanding (number of shares)	3,663,403,008	3,856,268,548	(192,865,540)	(5)
Diluted earnings per share (CHF)	0.32	0.31	0.01	3
Tangible book value per share (CHF)	12.04	11.78	0.26	2

6

As of or for the quarter ended 31.3.15				As of or for the quarter ended 31.12.14
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

8,841	8,860	(19)	0	6,746	6,745	1	0
6,134	6,167	(33)	(1)	6,342	6,333	10	0
2,708	2,693	15	1	404	412	(8)	(2)
2,038	2,023	15	1	919	927	(9)	(1)
1,977	2,023	(46)	(2)	858	893	(36)	(4)
0	0	0		31	31	0	0
61	0	61		29	2	27

1,048,850	1,050,122	(1,272)	0	1,062,478	1,062,327	151	0
993,194	994,379	(1,185)	0	1,008,110	1,008,162	(52)	0
55,656	55,742	(86)	0	54,368	54,165	203	0
52,359	53,815	(1,456)	(3)	50,608	52,108	(1,500)	(3)
0	1,889	(1,889)	(100)	0	2,013	(2,013)	(100)
3,298	39	3,259		3,760	45	3,715

29,566	31,725	(2,159)	(7)	28,941	30,805	(1,864)	(6)
3,949	0	3,949		467	0	467
10,975	10,038	936	9	11,398	10,451	947	9
44,490	41,763	2,727	7	40,806	41,257	(451)	(1)
216,385	216,893	(508)	0	216,462	217,158	(696)	0
13.7	14.6	(0.9)		13.4	14.2	(0.8)
20.6	19.3	1.3		18.9	19.0	(0.1)
976,934	978,709	(1,775)	0	997,822	999,124	(1,302)	0
4.6	4.3	0.3		4.1	4.1	0.0

3,739,518,390	3,844,560,913	(105,042,523)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
3,654,259,506	3,835,846,436	(181,586,930)	(5)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
0.53	0.53	0.00	0	0.23	0.23	0.00	0
12.59	12.33	0.26	2	12.14	11.80	0.34	3

7

Interim consolidated financial information UBS AG (unaudited)

Interim consolidated financial statements

UBS AG (unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Interest income	3	3,409	3,174	3,337	7	2	6,583	6,528
Interest expense	3	(1,918)	(1,536)	(2,095)	25	(8)	(3,454)	(3,714)
Net interest income	3	1,491	1,638	1,242	(9)	20	3,129	2,814
Credit loss (expense)/recovery		(13)	(16)	(14)	(19)	(7)	(29)	14
Net interest income after credit loss expense		1,479	1,621	1,229	(9)	20	3,100	2,829
Net fee and commission income	4	4,409	4,423	4,296	0	3	8,832	8,408
Net trading income	3	1,612	2,128	1,347	(24)	20	3,741	2,704
Other income	5	285	687	276	(59)	3	972	465
Total operating income		7,784	8,860	7,147	(12)	9	16,644	14,405
Personnel expenses	6	4,124	4,172	3,842	(1)	7	8,297	7,809
General and administrative expenses	7	1,723	1,747	1,871	(1)	(8)	3,470	3,550
Depreciation and impairment of property, equipment and software		209	221	197	(5)	6	429	396
Amortization and impairment of intangible assets		30	28	19	7	58	58	39
Total operating expenses		6,087	6,167	5,929	(1)	3	12,254	11,794
Operating profit/(loss) before tax		1,698	2,693	1,218	(37)	39	4,391	2,611
Tax expense/(benefit)	8	443	669	314	(34)	41	1,112	652
Net profit/(loss)		1,255	2,023	904	(38)	39	3,278	1,958
Net profit/(loss) attributable to preferred noteholders		76	0	111		(32)	76	111
Net profit/(loss) attributable to non-controlling interests		1	0	1		0	1	2
Net profit/(loss) attributable to UBS AG shareholders		1,178	2,023	792	(42)	49	3,201	1,846

Earnings per share (CHF)
Basic	9	0.31	0.53	0.21	(42)	48	0.83	0.49
Diluted	9	0.31	0.53	0.21	(42)	48	0.83	0.48

8

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14

Comprehensive income attributable to UBS AG shareholders
Net profit/(loss)	1,178	2,023	792	3,201	1,846

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(748)	(834)	88	(1,582)	(88)
Foreign exchange amounts reclassified to the income statement from equity	(2)	0	(1)	(2)	(1)
Income tax relating to foreign currency translation movements	4	3	(1)	7	1
Subtotal foreign currency translation, net of tax	(746)	(831)	87	(1,577)	(87)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(103)	222	101	119	189
Impairment charges reclassified to the income statement from equity	0	0	6	0	6
Realized gains reclassified to the income statement from equity	(87)	(121)	(86)	(208)	(129)
Realized losses reclassified to the income statement from equity	7	16	3	23	7
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	37	(38)	(8)	(1)	(25)
Subtotal financial investments available-for-sale, net of tax	(146)	79	16	(67)	47
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(420)	264	639	(156)	1,177
Net (gains)/losses reclassified to the income statement from equity	(265)	(245)	(304)	(510)	(572)
Income tax relating to cash flow hedges	140	(4)	(73)	136	(132)
Subtotal cash flow hedges, net of tax	(545)	15	262	(530)	472
Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,437)	(736)	364	(2,173)	432

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	(581)	735	48	154	502
Income tax relating to defined benefit plans	170	(185)	(22)	(16)	(132)
Subtotal defined benefit plans, net of tax	(412)	550	26	138	370
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(412)	550	26	138	370

Total other comprehensive income	(1,849)	(186)	390	(2,035)	801
Total comprehensive income attributable to UBS AG shareholders	(671)	1,837	1,183	1,166	2,648

9

Interim consolidated financial information UBS AG (unaudited)

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	76	0	111	76	111
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(49)	(124)	1	(173)	(15)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(49)	(124)	1	(173)	(15)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(49)	(124)	1	(173)	(15)
Total comprehensive income attributable to preferred noteholders	26	(124)	112	(98)	96

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	1	0	1	1	2

Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(2)	(2)	2	(4)	1
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(2)	(2)	2	(4)	1
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(2)	(2)	2	(4)	1
Total comprehensive income attributable to non-controlling interests	(1)	(1)	3	(2)	3

Total comprehensive income
Net profit/(loss)	1,255	2,023	904	3,278	1,958
Other comprehensive income	(1,900)	(312)	393	(2,212)	788
of which: other comprehensive income that may be reclassified to the income statement	(1,437)	(736)	364	(2,173)	432
of which: other comprehensive income that will not be reclassified to the income statement	(463)	424	29	(39)	356
Total comprehensive income	(645)	1,712	1,298	1,066	2,746

10

Balance sheet

					% change from
CHF million	Note	30.6.15	31.3.15	31.12.14	31.3.15	31.12.14

Assets
Cash and balances with central banks		84,646	68,854	104,073	23	(19)
Due from banks		13,343	13,261	13,334	1	0
Cash collateral on securities borrowed	12	27,689	26,755	24,063	3	15
Reverse repurchase agreements	12	60,848	79,811	68,414	(24)	(11)
Trading portfolio assets	10	128,486	133,581	138,156	(4)	(7)
of which: assets pledged as collateral which may be sold or repledged by counterparties		50,544	52,377	56,018	(3)	(10)
Positive replacement values	10, 11, 12	173,681	252,876	256,978	(31)	(32)
Cash collateral receivables on derivative instruments	12	24,842	34,550	30,979	(28)	(20)
Financial assets designated at fair value	10, 12	5,087	4,752	4,493	7	13
Loans		315,482	314,957	315,984	0	0
Financial investments available-for-sale	10	66,771	71,077	57,159	(6)	17
Investments in associates		908	950	927	(4)	(2)
Property, equipment and software		7,050	6,926	6,854	2	3
Goodwill and intangible assets		6,242	6,507	6,785	(4)	(8)
Deferred tax assets		10,000	10,140	11,060	(1)	(10)
Other assets	13	26,451	25,125	23,069	5	15
Total assets		951,528	1,050,122	1,062,327	(9)	(10)

Liabilities
Due to banks		13,270	10,294	10,492	29	26
Cash collateral on securities lent	12	10,652	9,725	9,180	10	16
Repurchase agreements	12	13,032	14,159	11,818	(8)	10
Trading portfolio liabilities	10	32,224	30,132	27,958	7	15
Negative replacement values	10, 11, 12	171,202	250,861	254,101	(32)	(33)
Cash collateral payables on derivative instruments	12	38,603	47,076	42,372	(18)	(9)
Financial liabilities designated at fair value	10, 12, 14	66,366	70,124	75,297	(5)	(12)
Due to customers		382,387	404,777	410,979	(6)	(7)
Debt issued	15	97,255	84,596	91,207	15	7
Provisions	16	3,594	3,956	4,366	(9)	(18)
Other liabilities	13	69,380	68,679	70,392	1	(1)
Total liabilities		897,966	994,379	1,008,162	(10)	(11)

Equity
Share capital		386	384	384	1	1
Share premium		30,474	32,044	32,057	(5)	(5)
Treasury shares		(44)	(154)	(37)	(71)	19
Retained earnings		26,241	25,475	22,902	3	15
Other comprehensive income recognized directly in equity, net of tax		(5,373)	(3,935)	(3,199)	37	68
Equity attributable to UBS AG shareholders		51,685	53,815	52,108	(4)	(1)
Equity attributable to preferred noteholders		1,840	1,889	2,013	(3)	(9)
Equity attributable to non-controlling interests		38	39	45	(3)	(16)
Total equity		53,562	55,742	54,165	(4)	(1)
Total liabilities and equity		951,528	1,050,122	1,062,327	(9)	(10)

11

Interim consolidated financial information UBS AG (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2014	384	33,906	(1,031)	20,608
Issuance of share capital	0
Acquisition of treasury shares			(840)
Disposal of treasury shares			423
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		25
Premium on shares issued and warrants exercised		(2)
Employee share and share option plans		179
Tax (expense)/benefit recognized in share premium		1
Dividends		(938)[2]
Equity classified as obligation to purchase own shares		35
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,216
of which: Net profit/(loss)				1,846
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				370
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2014	384	33,205	(1,448)	22,824

Balance as of 1 January 2015	384	32,057	(37)	22,902
Issuance of share capital	1
Acquisition of treasury shares			(272)
Disposal of treasury shares			265
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		43
Premium on shares issued and warrants exercised		293
Employee share and share option plans		(6)
Tax (expense)/benefit recognized in share premium		1
Dividends		(1,914)[2]
Equity classified as obligation to purchase own shares
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				3,340
of which: Net profit/(loss)				3,201
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				138
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2015	386	30,474	(44)	26,241

1  Excludes defined benefit plans that are recorded directly in retained earnings.    2  Reflects the payment of CHF 0.50 (2014: CHF 0.25) per share of CHF 0.10 par value out of the capital contribution reserve of UBS AG (standalone).

12

Other comprehensive income recognized directly in equity, net of tax[1]	of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
(5,866)	(7,425)	95	1,463	48,002	1,893	41	49,936
				0			0
				(840)			(840)
				423			423
				25			25
				(2)			(2)
				179			179
				1			1
				(938)	(111)	(4)	(1,053)
				35			35
				0	0		0
				0		0	0
				0			0
432	(87)	47	472	2,648	96	3	2,746
				1,846	111	2	1,958
432	(87)	47	472	432			432
				370			370
				0	(15)	1	(14)
(5,434)	(7,512)	142	1,935	49,532	1,879	39	51,450

(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165
				1			1
				(272)			(272)
				265			265
				43			43
				293			293
				(6)			(6)
				1			1
				(1,914)	(76)	(5)	(1,995)
				0			0
				0	0		0
				0			0
				0			0
(2,173)	(1,577)	(67)	(530)	1,166	(98)	(2)	1,066
				3,201	76	1	3,278
(2,173)	(1,577)	(67)	(530)	(2,173)			(2,173)
				138			138
				0	(173)	(4)	(177)
(5,373)	(7,168)	169	1,626	51,685	1,840	38	53,562

13

Interim consolidated financial information UBS AG (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.6.15	30.6.14

Cash flow from/(used in) operating activities
Net profit/(loss)	3,278	1,958
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	429	396
Amortization and impairment of intangible assets	58	39
Credit loss expense/(recovery)	29	(14)
Share of net profits of associates	(52)	(54)
Deferred tax expense/(benefit)	691	466
Net loss/(gain) from investing activities	(673)	(133)
Net loss/(gain) from financing activities	(2,980)	(78)
Other net adjustments	7,908	80
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	2,843	1,049
Cash collateral on securities borrowed and reverse repurchase agreements	(1,019)	13,298
Cash collateral on securities lent and repurchase agreements	3,537	7,343
Trading portfolio, replacement values and financial assets designated at fair value	5,629	1,926
Cash collateral on derivative instruments	2,608	(5,362)
Loans	(7,547)	(13,439)
Due to customers	(20,243)	(2,402)
Other assets, provisions and other liabilities	(4,695)	975
Income taxes paid, net of refunds	(210)	(249)
Net cash flow from/(used in) operating activities	(10,408)	5,799

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	0
Disposal of subsidiaries, associates and intangible assets[1]	190	52
Purchase of property, equipment and software	(795)	(787)
Disposal of property, equipment and software	520	102
Net (investment in)/divestment of financial investments available-for-sale[2]	(15,549)	5,942
Net cash flow from/(used in) investing activities	(15,673)	5,308

1  Includes dividends received from associates.    2  Includes gross cash inflows from sales and maturities (CHF 49,967 million for the six months ended 30 June 2015; CHF 69,092 million for the six months ended 30 June 2014) and gross cash outflows from purchases (CHF 65,516 million for the six months ended 30 June 2015; CHF 63,150 million for the six months ended 30 June 2014).

14

Statement of cash flows (continued)

	Year-to-date
CHF million	30.6.15	30.6.14

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	5,353	(2,157)
Net movements in treasury shares and own equity derivative activity	0	(722)
Distributions paid on UBS shares	(1,632)	(938)
Issuance of long-term debt, including financial liabilities designated at fair value	33,204	18,056
Repayment of long-term debt, including financial liabilities designated at fair value	(25,044)	(19,711)
Dividends paid and repayments of preferred notes	(77)	(81)
Net changes of non-controlling interests	(5)	(4)
Net cash flow from/(used in) financing activities	11,799	(5,559)

Effects of exchange rate differences on cash and cash equivalents	(5,595)	(131)
Net increase/(decrease) in cash and cash equivalents	(19,876)	5,418
Cash and cash equivalents at the beginning of the period	116,715	96,284
Cash and cash equivalents at the end of the period	96,838	101,702

Cash and cash equivalents comprise:
Cash and balances with central banks	84,646	77,615
Due from banks	11,720	22,391
Money market paper[1]	473	1,695
Total[2]	96,838	101,702

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	5,315	5,427
Cash paid as interest	2,927	2,985
Cash received as dividends on equity investments, investment funds and associates[3]	1,182	1,144

1  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    2  CHF 3,404 million and CHF 3,580 million of cash and cash equivalents were restricted as of 30 June 2015 and 30 June 2014, respectively. Refer to Note 25 in the Annual Report 2014 for more information.    3  Includes dividends received from associates reported within cash flow from/(used) investing activities.

15

Notes to the UBS AG interim consolidated financial statements

Notes to the UBS AG interim

consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together referred to in these Financial Statements as “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. UBS Group AG is the holding company of the Group and the parent company of UBS AG. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described below and those identified in “Note 1 Basis of accounting” in the UBS AG first quarter 2015 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the UBS AG Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of the UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of the UBS AG Annual Report 2014.

Change in segment reporting related to fair value gains and losses on certain internal funding transactions and own credit

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, UBS AG now applies fair value accounting for certain internal funding transactions between Corporate Center – Group ALM and the Investment Bank and Corporate Center – Non-core and

Legacy Portfolio, rather than applying amortized cost accounting. This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. The terms of the funding transactions remain otherwise unchanged. In connection with this change, we now present own credit gains and losses on financial liabilities designated at fair value in Corporate Center – Group ALM instead of Corporate Center – Services. Prior periods have been restated to reflect these changes. As a result, operating income and performance before tax for the first quarter of 2015 decreased by CHF 8 million in the Investment Bank, increased by CHF 40 million in Corporate Center – Non-core and Legacy Portfolio and decreased by CHF 226 million in Corporate Center – Services, with an offsetting increase of CHF 195 million in Corporate Center – Group ALM. These changes did not affect the UBS AG’s total operating income or net profit for any period presented.

We are also exploring further enhancements to the manner in which we measure own credit gains and losses and expect to implement a refined methodology in the second half of 2015. Additionally, we expect to early adopt the own credit presentation requirements of IFRS 9 for financial liabilities designated at fair value through profit and loss as of the first quarter of 2016. Under IFRS 9, changes in the fair value of such liabilities related to own credit will be recognized in Other comprehensive income and will not be reclassified to the income statement. We will adopt the other requirements of IFRS 9 (classification and measurement, impairment and hedge accounting) as of the mandatory effective date in 2018.

è	Refer to Note 2 for more information

Service allocations from Corporate Center – Services to business divisions and other Corporate Center units

In the second quarter of 2015, UBS AG revised the presentation of service allocations from Corporate Center – Services to the business divisions and other Corporate Center units to better reflect the economic relationship between them. These cost allocations were previously presented within the Personnel expenses, General and administrative expenses and Depreciation and impairment of property, equipment and software line items and are newly presented in the Services (to)/from business divisions and Corporate Center reporting line items. Prior period information

16

was restated to reflect this change. This change in presentation did not affect total operating expenses or performance before tax of the business divisions and Corporate Center units for any period presented.

è	Refer to Note 2 for more information

Review of actuarial assumptions used in calculating the defined benefit obligations of the non-Swiss pension plans

UBS AG regularly reviews the actuarial assumptions used in calculating its defined benefit obligations to determine their continuing relevance. In connection with its detailed methodology review of the actuarial assumptions used in calculating its defined benefit obligation for its Swiss pension plan performed in the first quarter of 2015, UBS AG performed a similar review for its non-Swiss pension plans in the second quarter of 2015. As a result, UBS AG enhanced methodologies and refined approaches used to estimate various actuarial assumptions. These improvements in estimates resulted in a net decrease in the defined benefit obligations of the non-Swiss pension plans of approximately CHF 0.1 billion and a corresponding increase in Other comprehensive income.

Note 2 Segment reporting

UBS AG’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of UBS AG. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions and are reported in Corporate Center – Group ALM. Total intersegment revenues for UBS AG are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center – Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Services.

17

Notes to the UBS AG interim consolidated financial statements

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2015
Net interest income	874	492	937	(18)	609	(162)	430	(35)	3,129
Non-interest income	3,217	3,080	808	996	4,495	418	478	54	13,545
Allocations from Group ALM to business divisions and other CC units	236	52	210	9	(86)	86	(480)	(27)	0
Income[1]	4,327	3,624	1,956	987	5,018	342	427	(8)	16,674
Credit loss (expense)/recovery	0	0	(25)	0	(6)	0	0	2	(29)
Total operating income	4,327	3,624	1,931	987	5,012	342	427	(6)	16,644
Personnel expenses	1,316	2,245	447	342	1,948	1,915	15	69	8,297
General and administrative expenses	254	332	117	111	384	2,173	8	91	3,470
Services (to)/from business divisions and Corporate Center	1,055	589	534	233	1,366	(3,946)	(20)	190	0
of which: services from CC - Services	1,027	583	584	241	1,336	(3,963)	34	159	0
Depreciation and impairment of property, equipment and software	3	1	8	1	13	403	0	0	429
Amortization and impairment of intangible assets	2	25	0	3	18	11	0	0	58
Total operating expenses[2]	2,629	3,192	1,107	689	3,729	556	2[3]	349	12,254
Operating profit/(loss) before tax	1,698	432	824	298	1,284	(214)	425	(355)	4,391
Tax expense/(benefit)									1,112
Net profit/(loss)									3,278

As of 30 June 2015
Total assets	124,597	55,313	141,788	14,176	263,833	20,089	218,308	113,425	951,528

For the six months ended 30 June 2014[4]
Net interest income	811	398	901	(22)	464	(167)	323	106	2,814
Non-interest income	2,849	2,879	769	926	4,077	77	210	(207)	11,577
Allocations from Group ALM to business divisions and other CC units	202	54	196	12	(67)	105	(449)	(52)	0
Income[1]	3,862	3,330	1,866	916	4,473	15	83	(154)	14,391
Credit loss (expense)/recovery	3	15	4	0	(6)	0	0	(2)	14
Total operating income	3,865	3,345	1,870	916	4,468	14	83	(156)	14,405
Personnel expenses	1,232	2,073	440	301	1,786	1,898	10	69	7,809
General and administrative expenses	614	260	157	158	353	1,818	9	180	3,550
Services (to)/from business divisions and Corporate Center	1,040	536	525	224	1,305	(3,854)	(24)	248	0
of which: services from CC - Services	1,008	528	581	231	1,284	(3,867)	40	193	0
Depreciation and impairment of property, equipment and software	2	0	8	1	20	365	0	0	396
Amortization and impairment of intangible assets	3	23	0	4	6	2	0	1	39
Total operating expenses[2]	2,891	2,892	1,130	688	3,469	230	(5)[3]	499	11,794
Operating profit/(loss) before tax	974	453	740	228	999	(215)	88	(654)	2,611
Tax expense/(benefit)									652
Net profit/(loss)									1,958

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,720	237,902	169,826	1,062,327

1  Refer to Note 10 for more information on own credit in Corporate Center – Group ALM.    2  Refer to Note 18 for information on restructuring charges.    3   Operating expenses for Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Group ALM incurred total operating expenses before allocations of CHF 23 million in the first six months of 2015 and of CHF 19 million in the first six months of 2014, respectively.    4  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

18

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Net interest and trading income
Net interest income	1,491	1,638	1,242	(9)	20	3,129	2,814
Net trading income	1,612	2,128	1,347	(24)	20	3,741	2,704
Total net interest and trading income	3,104	3,766	2,589	(18)	20	6,870	5,518
Wealth Management	711	806	671	(12)	6	1,517	1,342
Wealth Management Americas	375	357	326	5	15	732	649
Retail & Corporate	628	687	626	(9)	0	1,315	1,228
Global Asset Management	(2)	(6)	(5)	(67)	(60)	(8)	(6)
Investment Bank	1,341	1,717	1,140	(22)	18	3,058	2,406
of which: Corporate Client Solutions	212	274	284	(23)	(25)	486	548
of which: Investor Client Services	1,128	1,444	856	(22)	32	2,572	1,859
Corporate Center	51	204	(169)	(75)		254	(102)
of which: Services	(2)	25	1			23	10
of which: Group ALM	87	263	26	(67)	235	350	89
of which: own credit on financial liabilities designated at fair value[1]	259	226	72	15	260	486	160
of which: Non-core and Legacy Portfolio	(34)	(84)	(196)	(60)	(83)	(118)	(201)
Total net interest and trading income	3,104	3,766	2,589	(18)	20	6,870	5,518

Net interest income
Interest income
Interest earned on loans and advances	2,141	2,099	2,109	2	2	4,241	4,161
Interest earned on securities borrowed and reverse repurchase agreements	215	192	215	12	0	407	379
Interest and dividend income from trading portfolio	904	755	886	20	2	1,660	1,738
Interest income on financial assets designated at fair value	48	43	50	12	(4)	91	106
Interest and dividend income from financial investments available-for-sale	101	84	77	20	31	185	144
Total	3,409	3,174	3,337	7	2	6,583	6,528
Interest expense
Interest on amounts due to banks and customers	176	165	170	7	4	342	368
Interest on securities lent and repurchase agreements	254	191	277	33	(8)	446	455
Interest expense from trading portfolio[2]	753	410	838	84	(10)	1,163	1,275
Interest on financial liabilities designated at fair value	178	191	231	(7)	(23)	369	477
Interest on debt issued	556	579	579	(4)	(4)	1,134	1,139
Total	1,918	1,536	2,095	25	(8)	3,454	3,714
Net interest income	1,491	1,638	1,242	(9)	20	3,129	2,814

Net trading income
Investment Bank Corporate Client Solutions	53	114	118	(54)	(55)	167	222
Investment Bank Investor Client Services	1,128	1,236	1,020	(9)	11	2,364	1,779
Other business divisions and Corporate Center	431	779	208	(45)	107	1,210	702
Net trading income	1,612	2,128	1,347	(24)	20	3,741	2,704
of which: net gains/(losses) from financial liabilities designated at fair value[1,3]	1,247	(988)	(1,839)			259	(2,303)

1  Refer to Note 10 for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

19

Notes to the UBS AG interim consolidated financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Underwriting fees	385	366	493	5	(22)	752	813
of which: equity underwriting fees	267	229	331	17	(19)	496	515
of which: debt underwriting fees	118	138	163	(14)	(28)	256	298
M&A and corporate finance fees	190	178	166	7	14	368	321
Brokerage fees	995	1,077	945	(8)	5	2,073	1,955
Investment fund fees	916	923	905	(1)	1	1,839	1,837
Portfolio management and advisory fees	1,951	1,940	1,780	1	10	3,892	3,499
Other	445	421	446	6	0	865	869
Total fee and commission income	4,883	4,906	4,735	0	3	9,788	9,294
Brokerage fees paid	210	232	186	(9)	13	442	385
Other	264	251	253	5	4	514	501
Total fee and commission expense	474	483	439	(2)	8	957	887
Net fee and commission income	4,409	4,423	4,296	0	3	8,832	8,408
of which: net brokerage fees	785	845	759	(7)	3	1,630	1,569

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	2	141	26	(99)	(92)	143	32
Net gains/(losses) from disposals of investments in associates	0	0	69		(100)	0	69
Share of net profits of associates	29	23	19	26	53	52	54
Total	31	164	114	(81)	(73)	196	155
Financial investments available-for-sale
Net gains/(losses) from disposals	80	105	83	(24)	(4)	185	123
Impairment charges	0	0	(6)		(100)	0	(6)
Total	80	105	77	(24)	4	185	117
Net income from properties (excluding net gains/losses from disposals)[2]	7	7	7	0	0	13	15
Net gains/(losses) from investment properties at fair value[3]	(2)	0	1			(2)	1
Net gains/(losses) from disposals of properties held for sale	1	378	1	(100)	0	378	24
Net gains/(losses) from disposals of loans and receivables	0	26	23	(100)	(100)	26	32
Other	168	8	53		217	176	121
Total other income	285	687	276	(59)	3	972	465

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

20

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Salaries and variable compensation	2,617	2,625	2,467	0	6	5,242	4,986
Contractors	88	81	56	9	57	169	110
Social security	207	230	170	(10)	22	437	429
Pension and other post-employment benefit plans	188	224	177	(16)	6	412	370
Wealth Management Americas: Financial advisor compensation[1]	878	870	822	1	7	1,748	1,612
Other personnel expenses	147	142	150	4	(2)	289	302
Total personnel expenses[2]	4,124	4,172	3,842	(1)	7	8,297	7,809

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2   Includes restructuring charges. Refer to Note 18 for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14
Occupancy	224	227	244	(1)	(8)	451	494
Rent and maintenance of IT and other equipment	98	149	95	(34)	3	247	211
Communication and market data services	146	155	149	(6)	(2)	302	298
Administration	166	151	109	10	52	318	215
Marketing and public relations	113	79	108	43	5	192	202
Travel and entertainment	119	105	119	13	0	225	225
Professional fees	324	286	331	13	(2)	610	587
Outsourcing of IT and other services	424	393	370	8	15	817	727
Provisions for litigation, regulatory and similar matters[1,2]	71	58	254	22	(72)	130	447
Other	37	141	94	(74)	(61)	178	143
Total general and administrative expenses[3]	1,723	1,747	1,871	(1)	(8)	3,470	3,550
1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the second quarter of 2015 included recoveries from third parties of CHF 0 million (first quarter of 2015: CHF 9 million; second quarter of 2014: CHF 5 million).    2  Refer to Note 16 for more information.    3   Includes restructuring charges. Refer to Note 18 for more information.

Note 8 Income taxes

UBS AG recognized a net income tax expense of CHF 443 million for the second quarter of 2015 compared with a net expense of CHF 669 million in the first quarter. The second quarter net expense included a tax expense of CHF 209 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against Swiss taxable profits for the quarter. It also included net tax expenses of CHF 216 million, which mainly relates to branches and subsidiaries that incur current tax expenses. In addition, following the reassessment of deferred tax asset recognition in the first quarter to reflect changes in tax law and updated local profit forecasts in certain locations, a further decrease in deferred tax assets of CHF 18 million was recognized in the second quarter.

21

Notes to the UBS AG interim consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS AG shareholders	1,178	2,023	792	(42)	49	3,201	1,846

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS AG shareholders	1,178	2,023	792	(42)	49	3,201	1,846
Less: (profit)/loss on UBS AG equity derivative contracts	0	0	(3)		(100)	0	(2)
Net profit/(loss) attributable to UBS AG shareholders for diluted EPS	1,178	2,023	789	(42)	49	3,201	1,844

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,839,165,650	3,836,398,755	3,752,038,863	0	2	3,837,782,202	3,759,022,348
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	0	0	82,622,660		(100)	0	84,207,566
Weighted average shares outstanding for diluted EPS	3,839,165,650	3,836,398,755	3,834,661,523	0	0	3,837,782,202	3,843,229,914

Earnings per share (CHF)
Basic	0.31	0.53	0.21	(42)	48	0.83	0.49
Diluted	0.31	0.53	0.21	(42)	48	0.83	0.48

Shares outstanding
Shares issued	3,858,408,466	3,844,560,913	3,844,030,621	0	0
Treasury shares	2,139,918	8,714,477	91,236,602	(75)	(98)
Shares outstanding	3,856,268,548	3,835,846,436	3,752,794,019	1	3

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.6.15	31.3.15	30.6.14	1Q15	2Q14	30.6.15	30.6.14

Potentially dilutive instruments
Employee share-based compensation awards	0	0	101,558,712		(100)	0	101,558,712
Other equity derivative contracts	0	0	10,953,906		(100)	0	10,796,338
Total	0	0	112,512,618		(100)	0	112,355,050

22

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Balance at the beginning of the period	458	480	514	480	486
Profit/(loss) deferred on new transactions	69	76	44	145	147
(Profit)/loss recognized in the income statement	(86)	(81)	(93)	(167)	(163)
Foreign currency translation	(16)	(17)	5	(33)	0
Balance at the end of the period	425	458	469	425	469

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain/(loss), CHF billion	30.6.15	31.3.15	31.12.14
Credit valuation adjustments[1]	(0.4)	(0.5)	(0.5)
Funding valuation adjustments	(0.1)	(0.2)	(0.1)
Debit valuation adjustments	0.0	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)	(0.5)
of which: model uncertainty	(0.4)	(0.4)	(0.4)

1  Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 June 2015, 31 March 2015 and 30 June 2014, respectively, are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS AG’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Gain/(loss) for the period ended	259	226	72	486	160
Life-to-date gain/(loss)	207	(52)	(412)

23

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.15				31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	95.5	25.4	2.8	123.6	98.7	26.8	3.0	128.5	101.7	27.2	3.5	132.4
of which:
Government bills/bonds	9.9	3.6	0.0	13.6	9.2	4.2	0.0	13.5	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	9.6	1.1	11.0	0.3	11.2	1.3	12.8	0.6	11.0	1.4	12.9
Loans	0.0	1.6	0.9	2.5	0.0	1.9	0.8	2.7	0.0	2.2	1.1	3.2
Investment fund units	6.6	7.1	0.2	13.8	7.3	6.2	0.2	13.7	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.2	0.2	1.4	0.0	1.3	0.4	1.8	0.0	1.5	0.6	2.1
Equity instruments	62.8	1.5	0.3	64.6	66.4	1.4	0.1	68.0	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.8	0.8	0.1	16.7	15.4	0.5	0.1	16.0	16.8	0.6	0.1	17.4

Positive replacement values	1.0	168.8	3.8	173.7	1.2	247.4	4.3	252.9	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	82.9	0.4	83.3	0.0	120.4	0.4	120.8	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	5.0	1.6	6.6	0.0	5.6	1.7	7.3	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.6	60.8	0.6	61.9	0.7	100.4	0.7	101.8	0.7	97.0	0.6	98.4
Equity/index contracts	0.0	17.2	1.3	18.5	0.0	17.4	1.5	18.9	0.0	17.7	1.9	19.5
Commodity contracts	0.0	2.9	0.0	2.9	0.0	3.5	0.0	3.5	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.6	3.4	5.1	0.2	1.4	3.2	4.8	0.1	0.9	3.5	4.5
of which:
Loans (including structured loans)	0.0	1.5	1.6	3.2	0.0	1.4	1.2	2.6	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.6	1.7	0.0	0.0	1.9	1.9	0.0	0.1	2.4	2.5
Other	0.2	0.0	0.1	0.3	0.2	0.0	0.1	0.3	0.1	0.0	0.1	0.3

Financial investments available-for-sale	38.9	27.3	0.5	66.8	41.7	28.8	0.6	71.1	32.7	23.9	0.6	57.2
of which:
Government bills/bonds	36.5	1.9	0.0	38.4	38.0	3.0	0.0	41.0	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.3	21.8	0.0	24.1	3.5	21.8	0.0	25.4	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.1	0.2	0.0	0.1	0.2	0.3	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.5	0.0	3.5	0.0	3.8	0.0	3.8	0.0	4.0	0.0	4.0
Equity instruments	0.2	0.0	0.4	0.6	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	4.9	0.0	0.0	4.9	5.2	0.0	0.0	5.2	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets 3	0.0	0.3	0.1	0.4	0.0	0.1	0.1	0.1	0.0	0.1	0.2	0.2
Total assets measured at fair value	140.5	223.4	10.5	374.4	146.8	304.5	11.2	462.5	141.4	303.5	12.2	457.1

24

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.6.15				31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	28.2	3.9	0.1	32.2	25.9	4.1	0.1	30.1	23.9	3.9	0.1	28.0
of which:
Government bills/bonds	7.8	1.0	0.0	8.8	6.6	1.3	0.0	7.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.5	0.0	2.6	0.1	2.6	0.0	2.7	0.1	2.4	0.1	2.6
Investment fund units	0.5	0.1	0.0	0.7	0.6	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	19.9	0.2	0.1	20.2	18.7	0.1	0.0	18.9	15.7	0.1	0.0	15.9

Negative replacement values	1.0	166.4	3.7	171.2	1.4	244.7	4.7	250.9	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	74.7	0.3	75.0	0.0	114.1	0.2	114.3	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	5.6	1.3	6.9	0.0	6.0	1.9	8.0	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.5	62.2	0.3	63.0	0.9	100.0	0.3	101.3	0.7	96.6	0.3	97.6
Equity/index contracts	0.0	21.1	1.8	22.9	0.0	21.2	2.3	23.5	0.0	20.9	2.4	23.3
Commodity contracts	0.0	2.9	0.0	2.9	0.0	3.4	0.0	3.4	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	55.5	10.9	66.4	0.0	59.3	10.8	70.1	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.8	2.2	4.0	0.0	1.9	2.0	3.9	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	48.9	7.0	55.9	0.0	53.4	6.8	60.2	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	4.5	1.1	5.6	0.0	3.8	1.3	5.2	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.3	0.6	0.9	0.0	0.2	0.6	0.8	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.8	0.0	16.8	0.0	16.3	0.0	16.3	0.0	17.6	0.0	17.6

Liabilities measured at fair value on a non-recurring basis
Other liabilities[3]	0.0	2.8	0.0	2.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total liabilities measured at fair value	29.3	245.3	14.8	289.3	27.3	324.4	15.6	367.4	25.0	333.0	17.0	375.0

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.6 billion were net Level 2 assets and CHF 0.5 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.1 billion (of which CHF 0.7 billion were net Level 2 assets and CHF 0.6 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 18 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

25

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial investments available-for-sale, primarily corporate and municipal bonds, and financial assets held for trading, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 2 to Level 1 during the first six months of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial investments available-for-sale, primarily corporate bonds and municipal bonds, and financial assets held for trading, were transferred from Level 1 to Level 2 during the first six months of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from Level 1 to Level 2 during the first six months of 2015 were not significant.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 June 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the first six months of 2015 are described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 2.8 billion from CHF 3.5 billion during the first six months of 2015. Issuances of CHF 3.0 billion and purchases of CHF 0.3 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 3.2 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers out of Level 3 during the first six months of 2015 amounted to CHF 0.5 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of equity instruments and mortgage-backed securities due to decreased observability of the respective equity market pricing and credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.4 billion from CHF 3.5 billion during the first six months of 2015, mainly reflecting net losses of CHF 0.6 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.4 billion, mostly offset by issuances of CHF 0.9 billion.

26

Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.5 billion from CHF 0.6 billion during the first six months of 2015, reflecting sales totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 3.8 billion from CHF 4.4 billion during the first six months of 2015. Settlements and issuances amounted to CHF 1.7 billion and CHF 1.5 billion, respectively, and were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of interest rate contracts and equity/index contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.3 billion and were mainly comprised of equity/index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.7 billion from CHF 5.0 billion during the first six months of 2015. Settlements and issuances amounted to CHF 1.0 billion and CHF 0.4 billion,

respectively, and were primarily comprised of equity/index contracts and credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.4 billion and CHF 0.3 billion, respectively, and were mainly comprised of equity/index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.9 billion from CHF 11.9 billion during the first six months of 2015. Settlements of CHF 3.7 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and structured repurchase agreements, were more than offset by issuances of CHF 3.8 billion, mainly comprised of equity and credit-linked structured debt instruments issued and non-structured fixed-rate bonds, as well as net losses of CHF 0.4 billion included in comprehensive income. Foreign currency translation effects reduced financial liabilities designated at fair value by CHF 0.9 billion. Transfers into and out of Level 3 amounted to CHF 1.0 billion and CHF 1.6 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued and non-structured fixed-rate bonds, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

27

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 Decem- ber 2013	Net interest income, net trading income and other income	of which: related to Level 3 in- struments held at the end of the report- ing period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 30 June 2014

Financial assets held for trading[1]	4.3	(0.4)	(0.3)	0.0	0.5	(2.3)	2.6	0.0	0.6	(0.5)	0.0	4.7
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.2	(0.4)	0.0	0.0	0.1	(0.2)	0.0	1.5
Loans	1.0	(0.5)	(0.4)	0.0	0.1	(1.2)	2.6	0.0	0.0	(0.1)	0.0	2.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	(0.5)	0.0	0.0	0.3	(0.2)	0.0	0.7
Other	0.6	(0.1)	0.0	0.0	0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	4.4	(0.3)	(0.1)	0.0	0.0	0.0	0.2	(0.5)	0.1	(0.3)	0.0	3.6
of which:
Loans (including structured loans)	1.1	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.1	(0.3)	0.0	0.9
Structured reverse repurchase and securities borrowing agreements	3.1	(0.3)	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	2.6
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	5.5	(0.2)	0.1	0.0	0.0	0.0	1.6	(2.0)	1.0	(0.5)	0.1	5.4
of which:
Credit derivative contracts	3.0	0.0	0.1	0.0	0.0	0.0	0.9	(1.6)	0.6	(0.2)	0.1	2.9
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.8
Equity/index contracts	1.2	0.2	0.2	0.0	0.0	0.0	0.4	(0.3)	0.1	(0.1)	0.0	1.4
Other	0.3	(0.3)	(0.1)	0.0	0.0	0.0	0.2	(0.1)	0.2	(0.1)	0.0	0.3

Negative replacement values	4.4	0.1	0.4	0.0	0.0	0.0	1.7	(1.6)	1.3	(0.3)	0.0	5.6
of which:
Credit derivative contracts	2.0	(0.2)	0.0	0.0	0.0	0.0	1.1	(1.2)	0.9	(0.2)	0.0	2.3
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
Equity/index contracts	1.5	0.3	0.3	0.0	0.0	0.0	0.6	(0.3)	0.1	0.0	0.0	2.2
Other	0.5	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.0	(0.1)	0.7

Financial liabilities designated at fair value	12.1	0.8	1.2	0.0	0.0	0.0	2.9	(3.3)	1.8	(2.0)	0.1	12.5
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.4	(0.2)	0.0	1.6
Structured debt instruments issued	7.9	0.8	0.6	0.0	0.0	0.0	1.9	(2.0)	1.0	(1.7)	0.1	8.1
Structured over-the-counter debt instruments	1.8	(0.1)	(0.1)	0.0	0.0	0.0	1.0	(1.0)	0.4	(0.1)	0.0	2.0
Structured repurchase agreements	1.2	0.0	0.5	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.9

1  Includes assets pledged as collateral which may be sold or repledged by counterparties.

28

	Total gains/losses included in comprehensive income
Balance as of 31 Decem- ber 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 30 June 2015[2]
3.5	(0.6)	(0.2)	0.0	0.3	(3.2)	3.0	0.0	0.4	(0.5)	(0.2)	2.8

1.4	0.0	0.0	0.0	0.2	(0.3)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
1.1	(0.6)	(0.1)	0.0	0.0	(2.4)	3.0	0.0	0.1	(0.3)	(0.1)	0.9
0.6	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.1	(0.1)	0.0	0.2
0.5	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.2	0.0	0.0	0.6
3.5	(0.6)	(0.2)	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	(0.2)	3.4

1.0	0.0	0.0	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	0.0	1.6

2.4	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	1.6
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
4.4	(0.3)	(0.3)	0.0	0.0	0.0	1.5	(1.7)	0.4	(0.3)	(0.1)	3.8

1.7	0.0	0.0	0.0	0.0	0.0	0.9	(0.8)	0.1	(0.1)	(0.1)	1.6
0.6	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.9	(0.2)	(0.3)	0.0	0.0	0.0	0.5	(0.7)	0.1	(0.2)	(0.1)	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4
5.0	(0.4)	(0.6)	0.0	0.0	0.0	0.4	(1.0)	0.4	(0.3)	(0.4)	3.7

1.7	(0.2)	(0.2)	0.0	0.0	0.0	0.0	(0.2)	0.2	(0.1)	(0.1)	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	(0.2)	(0.3)	0.0	0.0	0.0	0.4	(0.7)	0.2	(0.2)	(0.1)	1.8
0.6	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.3
11.9	0.4	0.3	0.0	0.0	0.0	3.8	(3.7)	1.0	(1.6)	(0.9)	10.9

2.2	(0.2)	(0.1)	0.0	0.0	0.0	0.7	(0.1)	0.0	(0.3)	(0.2)	2.2
7.3	0.5	0.1	0.0	0.0	0.0	2.8	(2.6)	0.9	(1.3)	(0.5)	7.0
1.5	0.1	0.1	0.0	0.0	0.0	0.2	(0.7)	0.0	0.0	(0.2)	1.1
0.9	0.0	0.2	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6
2  Total Level 3 assets as of 30 June 2015 were CHF 10.5 billion (31 March 2015: CHF 11.2 billion, 31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 30 June 2015 were CHF 14.8 billion (31 March 2015: CHF 15.6 billion, 31 December 2014: CHF 17.0 billion).

29

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 1–158 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 100 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–99 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 85% of the portfolio is priced at 80 points or higher, and the weighted average price for

Level 3 assets within this portion of the Level 3 portfolio is 78 points.

For credit derivatives, the bond price range of 0–105 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 85–100 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The income statement impact from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 37–137 basis points in loans and 0–787 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds

30

Note 10 Fair value measurement (continued)

trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 4.4%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–10% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–17%) and credit derivatives (0–36%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 8.2%. For loans, the average effective DM is 1.72% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–28% reflects the expected range of dividend rates for the portfolio.

31

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 16–93% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–143% is reflective of the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	30.6.15		31.12.14
CHF billion	30.6.15	31.12.14	30.6.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	1.4	0.0	0.1	Relative value to market comparable	Bond price equivalent	1	158	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	85	100	80	101	points
					Discounted expected cash flows	Credit spread	37	137	37	138	basis points
					Market comparable and securitization model	Discount margin/spread	0	13	0	13	%
					Mortality dependent cash flow	Volatility of mortality[2]			270	280	%
Investment fund units[3]	0.3	0.5	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Discount margin/spread	0	17	0	22	%
					Relative value to market comparable	Bond price equivalent	0	99	0	102	points
Equity instruments[3]	0.7	0.5	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.6	2.4	0.6	0.9	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[3]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[4]			10.3	11.0

32

Note 10 Fair value measurement (continued)

in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	30.6.15		31.12.14
CHF billion	30.6.15	31.12.14	30.6.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.4	0.2	0.3	0.6	Option model	Volatility of interest rates	16	93	13	94	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	94	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	1.6	1.7	1.3	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	787	0	963	basis points
						Upfront price points	10	65	15	83	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	85	10	85	%
						Discount margin/spread	0	36	0	32	%
						Credit pair correlation	57	94	57	94	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16	%
						Constant default rate	0	10	0	9	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	1	17	1	33	%
						Bond price equivalent	0	105	12	100	points
Foreign exchange contracts	0.6	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60	%
						FX-to-FX correlation	(70)	80	(70)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13	%
Equity/index contracts	1.3	1.9	1.8	2.4	Option model	Equity dividend yields	0	28	0	15	%
						Volatility of equity stocks, equity and other indices	1	143	1	130	%
						Equity-to-FX correlation	(44)	86	(55)	84	%
						Equity-to-equity correlation	(4)	99	18	99	%
Non-financial assets[3,5]	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed for 30 June 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    3  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

33

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected pay-off. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS AG has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of (4)–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (44)–86% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS AG can fund itself on an unsecured basis, but provide an estimate of where UBS AG can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 10–65% within the table below represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 65% represent a distressed credit.

34

Note 10 Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 June 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.7 billion and CHF 0.6 billion, respectively (31 March 2015: CHF 0.8 billion and CHF 0.7 billion, respectively; 31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.15		31.3.15		31.12.14
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	0	(1)	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	27	(27)	36	(38)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	97	(50)	97	(43)	103	(63)
Asset-backed securities	7	(3)	14	(12)	16	(12)
Equity instruments	100	(54)	101	(50)	105	(42)
Interest rate derivative contracts, net	103	(71)	114	(77)	106	(58)
Credit derivative contracts, net	145	(158)	124	(141)	248	(277)
Foreign exchange derivative contracts, net	41	(41)	40	(37)	35	(32)
Equity/index derivative contracts, net	62	(63)	72	(67)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	141	(154)	170	(170)	202	(199)
Other	13	(12)	16	(16)	23	(17)
Total	735	(633)	782	(652)	965	(824)

1  Of the total favorable change, CHF 103 million as of 30 June 2015 (31 March 2015: CHF 111 million, 31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 57 million as of 30 June 2015 (31 March 2015: CHF 60 million, 31 December 2014: CHF 56 million) related to financial investments available-for-sale.

35

Notes to the UBS AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.15		31.3.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	84.6	84.6	68.9	68.9	104.1	104.1
Due from banks	13.3	13.3	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	27.7	27.7	26.8	26.8	24.1	24.1
Reverse repurchase agreements	60.8	60.9	79.8	79.8	68.4	68.4
Cash collateral receivables on derivative instruments	24.8	24.8	34.5	34.5	31.0	31.0
Loans	315.5	317.9	315.0	317.6	316.0	318.6
Other assets	24.5	24.4	22.7	22.5	21.3	21.2
Liabilities
Due to banks	13.3	13.3	10.3	10.3	10.5	10.5
Cash collateral on securities lent	10.7	10.7	9.7	9.7	9.2	9.2
Repurchase agreements	13.0	13.0	14.2	14.2	11.8	11.8
Cash collateral payables on derivative instruments	38.6	38.6	47.1	47.1	42.4	42.4
Due to customers	382.4	382.6	404.8	404.8	411.0	411.0
Debt issued	97.4	100.1	84.7	88.0	91.2	94.3
Other liabilities	44.0	44.0	46.9	46.9	46.0	46.0
Guarantees/Loan commitments
Guarantees[1]	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 30 June 2015 (31 March 2015: CHF 0.0 billion, 31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 June 2015 (31 March 2015: CHF 0.1 billion, 31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS AG applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS AG’s balance sheet and net profit.

36

Note 11 Derivative instruments1

			30.6.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	83	1,702	75	1,593	9,888
Credit derivative contracts	7	164	7	177	0
Foreign exchange contracts	62	2,668	63	2,566	8
Equity/index contracts	18	263	23	347	35
Commodity contracts	3	31	3	31	8
Unsettled purchases of non-derivative financial investments[4]	0	23	0	28	0
Unsettled sales of non-derivative financial investments[4]	0	33	0	17	0
Total derivative instruments, based on IFRS netting[5]	174	4,885	171	4,759	9,939

			31.3.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	1,876	114	1,837	10,674
Credit derivative contracts	7	191	8	205	0
Foreign exchange contracts	102	3,054	101	2,836	13
Equity/index contracts	19	260	23	331	44
Commodity contracts	4	37	3	32	8
Unsettled purchases of non-derivative financial investments[4]	0	29	0	27	0
Unsettled sales of non-derivative financial investments[4]	0	35	0	23	0
Total derivative instruments, based on IFRS netting[5]	253	5,481	251	5,291	10,740

			31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity/index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments[4]	0	11	0	13	0
Unsettled sales of non-derivative financial investments[4]	0	16	0	9	0
Total derivative instruments, based on IFRS netting[5]	257	5,858	254	5,600	13,508

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2015, these derivatives amounted to a PRV of CHF 0.6 billion (related notional values of CHF 13.0 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 11.9 billion). As of 31 March 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.7 billion (related notional values of CHF 10.5 billion) and an NRV of CHF 0.6 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5  Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 6.2 billion as of 30 June 2015 (31 March 2015: CHF 6.8 billion, 31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 6.5 billion as of 30 June 2015 (31 March 2015: CHF 6.7 billion, 31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

37

Notes to the UBS AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(3.0)	(23.5)	0.0	1.2	1.2	27.7
Reverse repurchase agreements	90.4	(41.3)	49.1	(4.0)	(44.9)	0.2	11.7	11.9	60.8
Positive replacement values	168.2	(3.8)	164.5	(127.0)	(25.2)	12.3	9.2	21.5	173.7
Cash collateral receivables on derivative instruments[1]	116.5	(94.7)	21.7	(12.9)	(2.2)	6.6	3.1	9.7	24.8
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.9)	0.6	2.6	3.2	5.1
Total assets	404.1	(139.8)	264.3	(146.9)	(97.6)	19.8	27.8	47.6	292.1

				31.3.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	26.1	0.0	26.1	(1.9)	(24.2)	0.0	0.7	0.7	26.8
Reverse repurchase agreements	108.8	(43.8)	65.0	(6.5)	(58.5)	0.0	14.8	14.8	79.8
Positive replacement values	246.1	(4.0)	242.1	(190.1)	(34.1)	17.9	10.8	28.7	252.9
Cash collateral receivables on derivative instruments[1]	228.7	(198.3)	30.5	(21.1)	(1.9)	7.5	4.1	11.6	34.5
Financial assets designated at fair value	2.8	0.0	2.8	0.0	(2.2)	0.6	1.9	2.6	4.8
Total assets	612.5	(246.1)	366.4	(219.6)	(120.8)	26.0	32.3	58.3	398.7

38

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
				31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.4	1.5	4.5
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	28.6	53.1	384.9

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following pages.    2  The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following pages.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

39

Notes to the UBS AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	9.1	0.0	9.1	(3.0)	(6.2)	0.0	1.5	1.5	10.7
Repurchase agreements	50.7	(41.3)	9.3	(4.0)	(5.1)	0.2	3.7	3.9	13.0
Negative replacement values	162.8	(3.8)	159.0	(127.0)	(18.3)	13.7	12.2	25.9	171.2
Cash collateral payables on derivative instruments[1]	128.1	(94.7)	33.4	(20.8)	(2.4)	10.1	5.2	15.4	38.6
Financial liabilities designated at fair value	3.5	0.0	3.5	0.0	(0.9)	2.6	62.9	65.5	66.4
Total liabilities	354.2	(139.8)	214.4	(154.8)	(32.9)	26.7	85.5	112.2	299.9

				31.3.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.6)	0.0	1.3	1.3	9.7
Repurchase agreements	54.1	(43.8)	10.3	(6.5)	(3.8)	0.0	3.9	3.9	14.2
Negative replacement values	240.3	(4.0)	236.4	(190.1)	(27.8)	18.4	14.5	32.9	250.9
Cash collateral payables on derivative instruments[1]	240.8	(198.3)	42.5	(28.6)	(2.4)	11.4	4.6	16.0	47.1
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(1.0)	2.0	67.1	69.1	70.1
Total liabilities	546.6	(246.1)	300.5	(227.1)	(41.6)	31.9	91.4	123.3	391.9

40

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
				31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous pages.    2   The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous pages.    3   For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

41

Notes to the UBS AG interim consolidated financial statements

Note 13 Other assets and liabilities

CHF million	30.6.15	31.3.15	31.12.14

Other assets
Prime brokerage receivables[1]	15,530	13,617	12,534
Recruitment loans financial advisors	2,668	2,791	2,909
Other loans to financial advisors	425	473	372
Bail deposit[2]	1,163	1,152	1,323
Accrued interest income	426	480	453
Accrued income – other	1,288	1,165	1,009
Prepaid expenses	1,043	1,041	1,027
Net defined benefit pension and post-employment assets	0	887	0
Settlement and clearing accounts	893	935	616
VAT and other tax receivables	305	233	272
Properties and other non-current assets held for sale	131	130	236
Assets of disposal group held for sale[3]	254	0	0
Other	2,324	2,221	2,317
Total other assets	26,451	25,125	23,069

Other liabilities
Prime brokerage payables[1]	36,270	39,127	38,633
Amounts due under unit-linked investment contracts	16,777	16,250	17,643
Compensation-related liabilities	4,347	4,017	5,414
of which: accrued expenses	1,933	1,185	2,583
of which: other deferred compensation plans	1,342	1,437	1,457
of which: net defined benefit pension and post-employment liabilities	1,072	1,395	1,374
Third-party interest in consolidated investment funds	581	647	707
Settlement and clearing accounts	1,891	2,051	1,054
Current and deferred tax liabilities	841	764	642
VAT and other tax payables	448	453	420
Deferred income	222	276	259
Accrued interest expenses	949	1,208	1,327
Other accrued expenses	2,723	2,700	2,472
Liabilities of disposal group held for sale[3]	2,759	0	0
Other	1,573	1,184	1,820
Total other liabilities	69,380	68,679	70,392

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in Note 16b for more information.    3  Refer to Note 18 for more information.

42

Note 14 Financial liabilities designated at fair value

CHF million	30.6.15	31.3.15	31.12.14
Non-structured fixed-rate bonds	3,964	3,930	4,488
of which: issued by UBS AG with original maturity greater than one year[1,2]	3,343	3,264	3,616
Structured debt instruments issued[3]	55,918	60,187	63,888
of which: issued by UBS AG with original maturity greater than one year[1,4]	38,826	42,203	45,851
Structured over-the-counter debt instruments	5,558	5,176	5,662
of which: issued by UBS AG with original maturity greater than one year[1,5]	4,732	3,355	3,691
Repurchase agreements	860	750	1,167
Loan commitments and guarantees[6]	67	80	93
Total	66,366	70,124	75,297
of which: own credit on financial liabilities designated at fair value	(207)	52	302

1  Issued by UBS AG or its branches.    2  100% of the balance as of 30 June 2015 was unsecured (31 March 2015: 100% of the balance was unsecured).    3  Includes non-structured rates-linked debt instruments issued.    4  More than 98% of the balance as of 30 June 2015 was unsecured (31 March 2015: more than 95% of the balance was unsecured).    5  More than 40% of the balance as of 30 June 2015 was unsecured (31 March 2015: more than 35% of the balance was unsecured).    6  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15 Debt issued held at amortized cost

CHF million	30.6.15	31.3.15	31.12.14
Certificates of deposit	19,708	14,450	16,591
Commercial paper	5,484	2,663	4,841
Other short-term debt	6,086	5,851	5,931
Short-term debt[1]	31,278	22,965	27,363
Non-structured fixed-rate bonds	34,147	26,558	24,582
of which: issued by UBS AG with original maturity greater than one year[2]	34,003	26,387	24,433
Covered bonds	9,639	10,932	13,614
Subordinated debt	13,379	15,422	16,123
of which: Swiss SRB Basel III phase-out additional tier 1 capital	0	1,039	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	9,625	10,051	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	3,754	4,332	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,147	7,865	8,029
Other long-term debt	664	855	1,495
of which: issued by UBS AG with original maturity greater than one year[2]	385	245	861
Long-term debt[3]	65,977	61,631	63,844
Total debt issued held at amortized cost[4]	97,255	84,596	91,207
1  Debt with an original maturity of less than one year.    2  Issued by UBS AG or its branches. 100% of the balance as of 30 June 2015 was unsecured (31 March 2015: 100% of the balance was unsecured).    3  Debt with original maturity greater than or equal to one year.    4  Net of bifurcated embedded derivatives with a net positive fair value of CHF 154 million as of 30 June 2015 (31 March 2015: net positive fair value of CHF 72 million, 31 December 2014: net negative fair value of CHF 25 million).

43

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Balance as of 31 March 2015	55	2,727	699	24	169	199	82	3,956
Increase in provisions recognized in the income statement	8	119	83	0	0	3	39	252
Release of provisions recognized in the income statement	(3)	(48)	(38)	0	0	(5)	(1)	(95)
Provisions used in conformity with designated purpose	(9)	(357)	(61)	0	(13)	0	(14)	(454)
Capitalized reinstatement costs	0	0	0	0	2	0	0	2
Reclassifications	0	0	0	20	0	0	0	20
Foreign currency translation/unwind of discount	(1)	(73)	(15)	0	(2)	4	(1)	(88)
Balance as of 30 June 2015	50	2,368	669[3]	44	156[4]	202[5]	105	3,594

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel related restructuring provisions of CHF 123 million as of 30 June 2015 (31 March 2015: CHF 89 million; 31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 546 million as of 30 June 2015 (31 March 2015: CHF 609 million; 31 December 2014: CHF 530 million).    4  Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 June 2015 (31 March 2015: CHF 93 million; 31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 65 million as of 30 June 2015 (31 March 2015: CHF 76 million; 31 December 2014: CHF 55 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure.

44

Note 16 Provisions and contingent liabilities (continued)

With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement (NPA) described in paragraph 5 of this note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 31 March 2015	182	202	87	50	1,091	303	0	814	2,727
Increase in provisions recognized in the income statement	13	64	0	0	1	0	0	42	119
Release of provisions recognized in the income statement	(3)	(12)	0	0	(12)	0	0	(21)	(48)
Provisions used in conformity with designated purpose	(2)	(16)	(1)	(1)	(326)	0	0	(12)	(357)
Foreign currency translation /unwind of discount	(2)	(9)	0	0	(30)	0	0	(32)	(73)
Balance as of 30 June 2015	188	229	86	48	724	302	0	791	2,368

1  Provisions, if any, for the matters described in Note 16b are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Investment Bank (item 9), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in items 1 and 6 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 5 are allocated between the Investment Bank and Corporate Center – Services.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance

45

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

(“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed an application with the European Court of Human Rights to challenge various aspects of the French court’s decision.

In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was reduced by the Court of Appeals in May 2015 to EUR 10 million. UBS (France) S.A. is considering whether or not to further appeal that decision.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 30 June 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS,

UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 11 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 11 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 4 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten

46

Note 16 Provisions and contingent liabilities (continued)

of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the US Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA’s claims against UBS for the ten certificates that had been dismissed in 2013.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 23 July 2015. In the table, “Resolved demands” are considered to be finally resolved, and include demands that are time-barred under the decision rendered by the New York Court of Appeals on 11 June 2015 in Ace Securities vs. DB Structured Products (Ace Decision). Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 23 July	Total
Resolved demands
Loan repurchases/make whole payments by UBS	12	1							13
Demands barred by statute of limitations		1	2	3	18	519	260		803
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403
Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				1					1
Total	122	205	368	1,084	1,404	618	332	0	4,133

1  Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

Any future repurchase demands should be time-barred by virtue of the Ace Decision.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York

47

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 June 2015 reflected a provision of USD 772 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Balance as of 31 March 2015	732
Increase in provision recognized in the income statement	42
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2015	772

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator,

48

Note 16 Provisions and contingent liabilities (continued)

manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In July 2015 the Luxembourg Court of Appeals dismissed one test appeal in its entirety, which decision has been appealed by the investor. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints, and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. Defendants’ motion to dismiss was denied. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In March 2015 a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

UBS is responding to requests from the SEC relating to an investigation into the practice of certain customers and a UBS financial advisor of using non-purpose loans to invest in closed-end fund securities in violation of their loan agreements and UBS policies, and related supervision issues. UBS also has been responding to information requests from FINRA regarding an investigation of investments in closed-end funds by certain customers who used such funds to collateralize non-purpose loans, and related sales practice and supervision issues. We also understand that the DOJ is conducting a criminal inquiry into the practice of certain customers and a UBS financial advisor of using non-purpose loans to invest in closed-end fund securities in violation of their loan agreements and UBS policies. We are cooperating with the authorities in these matters.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds

49

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs’ motion to consolidate that action with the federal class action filed in 2014 described above was denied. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery.

In June 2015 Puerto Rico’s Governor stated that the Commonwealth is unable to meet its obligations. The Governor’s statement and market reaction to it may increase the number of, and potential damages sought in, claims against UBS concerning Puerto Rico securities.

Our balance sheet at 30 June 2015 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong

Monetary Authority (HKMA). WEKO stated in 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

In May 2015, the DOJ’s Criminal Division (Criminal Division) terminated the NPA with UBS AG. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million penalty and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 9 November 2015. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and

50

Note 16 Provisions and contingent liabilities (continued)

sales practices in conducting certain foreign exchange market transactions with customers and collusion with other participants in certain foreign exchange markets.

In May 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty. The Federal Reserve Order is based on the Federal Reserve Board’s finding that UBS AG had deficient policies and procedures that prevented UBS AG from detecting and addressing unsafe and unsound conduct by foreign exchange traders and salespeople, including disclosures to traders of other institutions of confidential customer information, agreements with traders of other institutions to coordinate foreign exchange trading in a manner to influence certain foreign exchange benchmarks fixes and market prices, and trading strategies that raised potential conflicts of interest, possible agreements with traders of other institutions regarding bid/offer spreads offered to foreign exchange customers, the provision of information to customers regarding price quotes and how a customer’s foreign exchange order is filled.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR/USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above.

Investigations relating to foreign exchange matters by numerous authorities, including the SEC and CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The agreement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In 2015, UBS has been added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the US Commodity Exchange Act (CEA) and for unjust enrichment. Since February 2015, putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the CEA and the US antitrust laws. In June 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and

51

Notes to the UBS AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In May 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In May 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of US parties who transacted in financial instruments tied to GBP LIBOR. Plaintiffs allege that defendants conspired to manipulate GBP LIBOR and the prices of GBP LIBOR-based derivatives in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

52

Note 16 Provisions and contingent liabilities (continued)

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2015 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.2 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In May 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision will be appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

9. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide.

53

Notes to the UBS AG interim consolidated financial statements

Note 17 Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.15			31.3.15			31.12.14
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,515	(407)	6,108	6,606	(326)	6,281	7,126	(346)	6,780
Performance guarantees and similar instruments	3,053	(655)	2,398	3,187	(742)	2,445	3,285	(706)	2,579
Documentary credits	5,929	(1,584)	4,345	6,064	(1,624)	4,440	7,283	(1,740)	5,543
Total guarantees	15,497	(2,647)	12,850	15,857	(2,692)	13,165	17,694	(2,792)	14,902

Commitments
Loan commitments	47,350	(1,469)	45,881	46,940	(1,279)	45,660	50,693	(1,256)	49,436
Underwriting commitments	715	(211)	504	1,162	(278)	884	671	(329)	342
Total commitments	48,065	(1,680)	46,385	48,102	(1,557)	46,544	51,364	(1,586)	49,778

Forward starting transactions[1]
Reverse repurchase agreements	16,964			13,194			10,304
Securities borrowing agreements	64			34			125
Repurchase agreements	12,406			12,539			5,368

1  Cash to be paid in the future by either UBS AG or the counterparty.

54

Note 18 Changes in organization and disposals

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Wealth Management	69	46	38	115	78
Wealth Management Americas	24	24	7	48	18
Retail & Corporate	17	16	13	33	27
Global Asset Management	4	18	2	22	6
Investment Bank	66	70	27	136	151
Corporate Center	12	130	2	143	13
of which: Services	0	119	4	118	6
of which: Non-core and Legacy Portfolio	13	11	(2)	24	7
Total net restructuring charges	191	305	89	496	293
of which: personnel expenses	110	68	28	178	161
of which: general and administrative expenses	80	226	60	306	123
of which: depreciation and impairment of property, equipment and software	1	11	1	11	8
of which: amortization and impairment of intangible assets	0	0	0	0	1
Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Salaries and variable compensation	129	68	37	197	168
Contractors	9	5	8	14	9
Social security	1	1	1	2	2
Pension and other post-employment benefit plans	(33)	(8)	(19)	(41)	(19)
Other personnel expenses	4	2	1	5	2
Total net restructuring charges: personnel expenses	110	68	28	178	161
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
Occupancy	9	10	14	19	25
Rent and maintenance of IT and other equipment	(6)	31	2	24	3
Administration	1	2	0	4	1
Travel and entertainment	4	2	3	6	5
Professional fees	42	31	37	73	56
Outsourcing of IT and other services	47	22	20	70	32
Other[1]	(16)	127	(15)	110	3
Total net restructuring charges: general and administrative expenses	80	226	60	306	123

1  Mainly comprised of onerous real estate lease contracts.

55

Notes to the UBS AG interim consolidated financial statements

Note 18 Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2015, UBS AG agreed to sell Global Asset Management’s Alternative Fund Services (AFS) business to Mitsubishi UFJ Financial Group Investor Services. The Global Asset Management Investment Fund Services business, which provides fund administration for traditional mutual funds, is not included in the sale. The sale is expected to close in the fourth quarter of 2015, subject to regulatory approval and other customary closing conditions.

The assets and liabilities of the AFS business which will be transferred to Mitsubishi UFJ Financial Group Investor Services upon completion of the transaction are almost entirely held within Global Asset Management and, as of 30 June 2015, totaled CHF 254 million and CHF 2,759 million, respectively. These assets and liabilities are presented as a disposal group held-for-sale within Other assets and Other liabilities and do not include receivables and payables the AFS business has with UBS AG or its consolidated subsidiaries. Such intercompany assets and liabilities totaled approximately CHF 3,100 million and CHF 350 million, respectively.

Note 19 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.6.15	31.3.15	31.12.14	30.6.14	30.6.15	31.3.15	30.6.14	30.6.15	30.6.14
1 USD	0.94	0.97	0.99	0.89	0.94	0.95	0.89	0.94	0.89
1 EUR	1.04	1.04	1.20	1.21	1.04	1.05	1.22	1.04	1.22
1 GBP	1.47	1.44	1.55	1.52	1.45	1.43	1.50	1.44	1.49
100 JPY	0.76	0.81	0.83	0.88	0.77	0.80	0.87	0.78	0.87

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

56

Supplemental information

(unaudited) for UBS AG (standalone)

57

Supplemental information (unaudited) for UBS AG (standalone)

Business transfer to UBS Switzerland AG

On 14 June 2015, UBS AG transferred its Retail & Corporate and Wealth Management businesses booked in Switzerland to UBS Switzerland AG, which was incorporated on 3 September 2014 as a wholly owned subsidiary of UBS AG. This business transfer was executed by way of transfer of assets and liabilities in accordance with articles 69 ff. of the Swiss Federal Act on Merger, Scission, Conversion and Transfer of Assets and Liabilities (Merger Act) as an equity contribution to UBS Switzerland AG, thereby increasing UBS AG’s investment in UBS Switzerland AG. The transfer was recorded retrospectively as of 1 April 2015 and transactions impacting the businesses transferred to UBS Switzerland AG which occurred on or after 1 April 2015 were recorded in UBS Switzerland AG.

è	Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information

58

UBS AG (standalone) financial information

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.15	31.3.15[1]	30.6.14[1]	1Q15	2Q14	30.6.15	30.6.14[1]
Interest and discount income	1,493	2,110	2,110	(29)	(29)	3,603	4,143
Interest and dividend income from trading portfolio	805	649	772	24	4	1,455	1,522
Interest and dividend income from financial investments	46	51	49	(10)	(6)	97	91
Interest expense	(1,915)	(1,463)	(2,057)	31	(7)	(3,377)	(3,645)
Net interest income	430	1,348	874	(68)	(51)	1,778	2,111
Credit-related fees and commissions	87	105	122	(17)	(29)	192	214
Fee and commission income from securities and investment business	756	1,619	1,569	(53)	(52)	2,376	3,301
Other fee and commission income	23	127	156	(82)	(85)	150	320
Fee and commission expense	(307)	(289)	(278)	6	10	(596)	(588)
Net fee and commission income	560	1,563	1,569	(64)	(64)	2,123	3,247
Net trading income	548	2,197	1,054	(75)	(48)	2,745	2,264
Net income from disposal of financial investments	34	94	50	(64)	(32)	128	75
Dividend income from investments in subsidiaries and other participations	134	278	365	(52)	(63)	412	387
Income from real estate holdings	122	172	6	(29)		294	13
Sundry ordinary income	1,261	724	1,118	74	13	1,985	2,051
Sundry ordinary expenses	(133)	(139)	(401)	(4)	(67)	(272)	(902)
Other income from ordinary activities	1,418	1,129	1,139	26	24	2,547	1,624
Operating income	2,955	6,237	4,636	(53)	(36)	9,192	9,246
Personnel expenses	1,367	2,349	2,218	(42)	(38)	3,716	4,360
General and administrative expenses	1,249	1,369	1,311	(9)	(5)	2,618	2,560
Operating expenses	2,616	3,718	3,529	(30)	(26)	6,334	6,920
Operating profit	340	2,518	1,107	(86)	(69)	2,858	2,326
Impairment of investments in subsidiaries and other participations	550	986	43	(44)		1,536	219
Depreciation of fixed assets	155	170	149	(9)	4	325	297
Allowances, provisions and losses	(20)	80	177			60	193
Profit/(loss) before extraordinary items and tax	(345)	1,282	738			937	1,618
Extraordinary income	77	537	350	(86)	(78)	613	534
of which: reversal of impairments and provisions of subsidiaries and other participations	32	17	237	88	(86)	49	359
Extraordinary expenses	(5)	0	(57)		(91)	(6)	(57)
Tax (expense)/benefit	(89)	(122)	(53)	(27)	68	(211)	(87)
Net profit/(loss) for the period	(362)	1,696	977			1,334	2,008

1  Comparative amounts presented for 31 March 2015 and 30 June 2014 include the results of the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG effective 1 April 2015. Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information.

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Supplemental information (unaudited) for UBS AG (standalone)

Balance sheet

				% change from
CHF million	30.6.15	31.3.15[1]	31.12.14[1]	31.3.15	31.12.14

Assets
Liquid assets	47,542	60,944	95,711	(22)	(50)
Money market paper	5,992	13,030	10,966	(54)	(45)
Due from banks	117,193	116,687	112,649	0	4
Due from customers	140,507	186,418	183,091	(25)	(23)
Mortgage loans	4,369	155,391	155,406	(97)	(97)
Trading balances in securities and precious metals	88,631	96,966	101,820	(9)	(13)
Financial investments	26,822	48,505	37,154	(45)	(28)
Investments in subsidiaries and other participations	34,715	26,243	27,199	32	28
Fixed assets	6,048	5,933	5,932	2	2
Accrued income and prepaid expenses	2,049	2,157	2,012	(5)	2
Positive replacement values	21,730	45,234	42,385	(52)	(49)
Other assets	3,604	3,709	3,568	(3)	1
Total assets	499,202	761,216	777,893	(34)	(36)

Liabilities
Money market paper issued	36,566	32,042	34,235	14	7
Due to banks	113,247	91,758	94,952	23	19
Trading portfolio liabilities	20,639	21,884	18,965	(6)	9
Due to customers on savings and deposit accounts	13,920	111,585	112,709	(88)	(88)
Other amounts due to customers	120,039	276,535	289,779	(57)	(59)
Medium-term notes	0	539	602	(100)	(100)
Bonds issued and loans from central mortgage institutions	69,440	73,648	77,067	(6)	(10)
Financial liabilities designated at fair value	44,807	45,968	49,803	(3)	(10)
Accruals and deferred income	3,841	4,147	4,700	(7)	(18)
Negative replacement values	27,091	48,398	42,911	(44)	(37)
Other liabilities	5,575	8,098	6,962	(31)	(20)
Allowances and provisions	1,958	2,542	2,831	(23)	(31)
Total liabilities	457,124	717,144	735,517	(36)	(38)

Equity
Share capital[2]	386	384	384	0	0
General reserve[3]	34,669	28,453	28,453	22	22
Other reserves	5,689	5,689	5,689	0	0
Retained earnings available for appropriation[3]		7,849		(100)
Net profit/(loss) for the year-to-date period	1,334	1,696	7,849	(21)	(83)
Equity attributable to shareholders	42,078	44,072	42,376	(5)	(1)
Total liabilities and equity	499,202	761,216	777,893	(34)	(36)

1  Comparative balances presented for 31 March 2015 and 31 December 2014 include the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG effective 1 April 2015. Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information.    2  Refer to “UBS shares” in the “Capital management” section of the UBS Group second quarter 2015 report for information on the issuance of UBS AG shares during the second quarter of 2015.    3  During the second quarter of 2015, the 2014 net profit of CHF 7,849 million was appropriated to the General reserve and a payment of a cash dividend of CHF 0.50 per dividend-bearing share, totaling CHF 1,632 million, was made out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

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Basis of accounting

The UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). UBS AG is making use of a transition period and will adopt revised Swiss GAAP (in accordance with the amended Banking Ordinance and the new FINMA circular 2015/1) as part of the 2015 year-end reporting. The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements of UBS AG as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information.) Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland

AG. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. The joint liability amount will decline as obligations mature, terminate or are novated following the asset transfer date.

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Supplemental information (unaudited) for UBS AG (standalone)

UBS AG (standalone) regulatory information

This section contains information as of 30 June 2015 related to capital adequacy, leverage ratio, supplemental leverage ratio and liquidity coverage ratio, as required by the revised FINMA Circular 2008/22 “Disclosure – banks.”

Swiss SRB Basel III capital requirements and

capital information

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO), stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014.

è

Refer to the document “UBS AG (standalone) regulatory information” for the first quarter of 2015 in the section “Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information

The capital requirements of UBS AG (standalone) following the transfer of assets and liabilities to UBS Switzerland AG in June 2015 are unchanged, with the exception of the countercyclical buffer requirement, which is now insignificant following the transfer of the Swiss mortgage business to UBS Switzerland AG.

è	Refer to the “Recent developments” section and “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	30.6.15	31.3.15	31.12.14
Equity – Swiss federal banking law[1]	42.1	44.1	42.5
Deferred tax assets	2.1	2.5	3.5
Defined benefit plans	0.0	2.9	3.7
Investments in the finance sector	(10.0)	(8.5)	(9.2)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other[2]	(3.3)	(5.1)	(4.3)
Common equity tier 1 capital (phase-in)	30.6	35.4	35.9
Tier 2 capital	1.2	6.3	6.4
Total capital (phase-in)	31.8	41.7	42.2

1  Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive CET1 capital in accordance with Swiss SRB Basel III requirements.    2  Includes accruals for capital returns to shareholders and other items.

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Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement	Actual			Requirement	Actual
	30.6.15	30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital	10.0	13.7	12.1	12.2	22,277	30,589	35,412	35,851
of which: effect of countercyclical buffer	0.0	0.0	0.1	0.1	0	0	369	322
Common equity tier 1 capital/high-trigger loss-absorbing capital	11.6	13.7	12.1	12.2	25,841	30,589	35,412	35,851
Low-trigger loss-absorbing capital less net deductions		0.6	2.1	2.2		1,239	6’290	6’390
Total capital	14.0	14.3	14.2	14.4	31,188	31,827	41,702	42,241

Swiss SRB Basel III capital information

	Phase-in
CHF million, except where indicated	30.6.15	31.3.15	31.12.14
Tier 1 capital	30,589	35,412	35,851
of which: common equity tier 1 capital	30,589	35,412	35,851
Tier 2 capital	1,239	6,290	6,390
of which: low-trigger loss-absorbing capital	9,613	10,038	10,451
of which: net deductions	(8,375)	(3,749)	(4,061)
Total capital	31,827	41,702	42,241
Common equity tier 1 capital ratio (%)	13.7	12.1	12.2
Tier 1 capital ratio (%)	13.7	12.1	12.2
Total capital ratio (%)	14.3	14.2	14.4
Risk-weighted assets	222,767	293,669	293,889

63

Supplemental information (unaudited) for UBS AG (standalone)

Swiss SRB leverage ratio requirements and information

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement).

As of 30 June 2015, the effective total leverage ratio requirement for UBS AG (standalone) was 3.4%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 14.0% by 24%.

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]	Actual			Requirement	Actual
	30.6.15	30.6.15	31.3.15	31.12.14	30.6.15	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital	2.4	5.1	3.8	3.8	14,479	30,589	35,412	35,851
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.8	5.1	3.8	3.8	16,796	30,589	35,412	35,851
Total capital	3.4	5.3	4.5	4.5	20,271	31,827	41,702	42,241

1  Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital/high-trigger loss absorbing capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio

CHF million, except where indicated	As of 30.6.15[1]	Average 1Q15	Average 4Q14
Total on-balance sheet assets[2]	669,459	1,004,960	1,001,479
Netting of securities financing transactions	(39,206)	(31,648)	(28,861)
Netting of derivative exposures	(136,164)	(190,987)	(186,875)
Current exposure method (CEM) add-on for derivative exposures	55,986	59,127	65,938
Off-balance sheet items	65,243	95,094	102,117
of which: commitments and guarantees – unconditionally cancellable (10%)	979	8,899	9,495
of which: commitments and guarantees – other than unconditionally cancellable (100%)	64,264	86,195	92,622
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(12,015)	(8,541)	(9,552)
Total adjusted exposure (leverage ratio denominator), phase-in3	603,303	928,004	944,248

		As of
	30.6.15	31.3.15	31.12.14
Common equity tier 1 capital (phase-in)	30,589	35,412	35,851
Tier 2 capital	1,239	6,290	6,390
Total capital	31,827	41,702	42,241
Swiss SRB leverage ratio phase-in (%)	5.3	4.5	4.5

1  Spot numbers are reported for the second quarter of 2015, due to the business transfer to UBS Switzerland AG effective in June 2015. Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information.    2  Represent assets recognized on the UBS AG (standalone) balance sheet in accordance with IFRS measurement principles.    3  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

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BIS Basel III leverage ratio disclosure requirements

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and we are required to disclose BIS Basel III leverage ratio information on a quarterly basis.

The table below provides BIS Basel III leverage ratio information as of 30 June 2015 according to the current disclosure requirements.

BIS Basel III leverage ratio

CHF million, except where indicated	30.6.15
BIS Basel III tier 1 capital, phase-in	30,589
BIS total exposures (leverage ratio denominator), phase-in	677,189
BIS Basel III leverage ratio, phase-in (%)	4.5

Supplemental leverage ratio

During a one-year transition period, we additionally disclose a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on the BIS Basel III definition, referred to as the supplemental leverage ratio.

Supplemental leverage ratio

CHF million, except where indicated	30.6.15
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital, phase-in	31,827
BIS total exposures (leverage ratio denominator), phase-in	677,189
Supplemental leverage ratio, phase-in (%)	4.7

Liquidity coverage ratio

Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, we must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis.

è	Refer to the “Liquidity and funding management” section of the UBS Group second quarter 2015 report for more information

Liquidity coverage ratio

Weighted value[1]
CHF billion, except where indicated	Average 2Q15
High-quality liquid assets	83
Total net cash outflows	75
of which: cash outflows	201
of which: cash inflows	126
Liquidity coverage ratio (%)	111

1  Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on level 2 assets and cash inflows.

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Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purpose of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain the stated capital return objective; (ii) developments in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS AG’s clients and counterparties, and the degree to which UBS AG is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS AG is successful in establishing a US intermediate holding company and implementing the US enhanced prudential standards, to which UBS Group AG is successful in completing the squeeze out of minority shareholders of UBS AG and other changes which UBS AG or the UBS Group may make in its legal entity structure and operating model, including the possible consequences of such changes and other similar changes that have been made previously, and the potential need to make further changes to the legal structure or booking model in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xi) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries to make loans or distributions of any kind, directly or indirectly, to UBS AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG’s and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

66

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer

Date: July 31, 2015